FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of April, 2003


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                               15 Marylebone Road
                                     London
                                     NW1 5JD
                                     England

                        _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)





24 April 2003

                COLT TELECOM GROUP PLC ANNOUNCES RESULTS FOR THE
                        THREE MONTHS ENDED 31 MARCH 2003


HIGHLIGHTS

- Turnover up 10% to GBP271.7 million compared to Q1 2002

- Increase in turnover driven in part by the weakness of the British pound relative to the Euro.

- Retail turnover up 20.7% to GBP162.8 million

- Gross margin before depreciation and exceptional items improved from 28.7% to 33.6%

- EBITDA (1) up 247% to GBP34.0 million

- Cash consumption reduced from GBP110.7 million to GBP12.4 million, excluding bond purchases

- Strong liquidity position with cash and liquid resources of GBP954.0 million

- Directly connected network and eBusiness customers up 23% to 16,316

- Staff levels including temporary and contract workers reduced by 231 during quarter


Commenting on the results COLT Telecom Group Chairman Barry Bateman said:

"The operating environment remains challenging but nonetheless we have made an encouraging start to the year with further improvements in turnover, gross margins and EBITDA.

"We have also continued to demonstrate our ability to improve cash flow with cash consumption reducing from GBP110.7 million in the first quarter of 2002 to GBP12.4 million in the first quarter of this year, excluding bond purchases. We remain on track to achieve our objective of becoming free cash flow positive during 2005.

"Cash is an important competitive advantage in today's market and with GBP954.0 million of cash and liquid resources combined with our reputation for first class service our customers see COLT as one of the long term successes of the European telecom sector."

Steve Akin, COLT's President and Chief Executive Officer added:

"Our performance for the quarter reflected further progress on the achievement of our key priorities of profitable revenue growth and tight management of operating costs and capital expenditure.

"Revenues grew by 10% to GBP271.7 million with retail revenues improving by 20.7%. At the same time non-switched services accounted for 40.6% of revenues compared with 38.0% in the first quarter of 2002.

"As well as giving increased emphasis to growing same-customer-sales we also continued to win new customers and amongst the more significant new contract wins was Oracle, the world's largest enterprise software company, which has chosen COLT as one of its preferred pan-European suppliers. We also achieved an important win in Portugal with Banco Investimento Global Services (BIG). Other new customers included ST Microelectronics, the semiconductor company. In the governmental sector we continued to make progress with a new contract with Rome University for whom COLT will provide services up to 1 Gbps connecting 9 buildings.

Also in Rome, we have won new contracts with the Ministries of Culture and Environment. In France, both local and central government contracts have been won with Les Hospices Civils de Lyon, Communaute Urbaine de Lyon and Ministere des Affaires Sociales.

"The improvement in gross margin before depreciation and exceptional items reflects the improvement in revenue mix as well as the actions we have taken to tightly manage operating costs. SG&A costs before exceptional items were reduced from GBP61.0 million in the first quarter of 2002 to GBP57.2 million in the first quarter of 2003. We have reduced staff numbers by a further 231 during the quarter, including temporary/contract workers, bringing the total to 4,624. We remain on course to reduce staff numbers to approximately 4,300 before the end of the year.

"The major construction phase of our network infrastructure was completed at the beginning of 2002 and we are now concentrating capital investment on winning new business. There was a further reduction in capital expenditure to GBP41.6 million compared with GBP139.1 million in the first quarter last year.

"While there are no signs of any improvement in the operating environment generally, we expect to make further progress during the second quarter and the year as a whole."





KEY FINANCIAL DATA                                          Three months ended
                                                                 31 March
                                                               2002       2003
                                                              GBP m      GBP m

Turnover                                                      246.8      271.7

Interconnect and network costs before exceptional items      (176.1)    (180.5)

Gross profit before depreciation and exceptional items         70.7       91.2

Gross profit before depreciation and exceptional items %       28.7%      33.6%

Network depreciation                                          (50.6)     (48.4)

Exceptional interconnect and network costs                     (5.7)        --

Gross profit                                                   14.4       42.8
Loss for the period (before exceptional items)                (73.9)     (40.9)
Loss for the period (after exceptional items)                 (47.8)     (40.6)
EBITDA (1)                                                      9.8       34.0




OPERATING STATISTICS

                                                            Growth      Growth
                    Q1 02         Q4 02         Q1 03       Q1 02-      Q4 02-
                                                             Q1 03       Q1 03
Customers (at end of period)

North Region        3,436         4,282         4,555          33%          6%
Central Region      4,771         5,255         5,579          17%          6%
South Region        3,386         4,381         4,596          36%          5%
eBusiness           1,628         1,605         1,586          -3%         -1%
                   13,221        15,523        16,316          23%          5%

Buildings Connected (at end of period)

North Region        2,474         2,730         2,775          12%          2%
Central Region      3,532         3,784         3,774           7%          --
South Region        2,200         2,724         2,867          30%          5%
                    8,206         9,238         9,416          15%          2%

Switched Minutes (million) (for period)

North Region        1,562         1,354         1,444          -8%          7%
Central Region      2,979         2,682         2,717          -9%          1%
South Region          786           967           931          18%         -4%
                    5,327         5,003         5,092          -4%          2%

Private Wire VGEs (000) (at end of period)

North Region        6,089         8,749         9,104          50%          4%
Central Region      7,238         8,541         9,012          25%          6%
South Region        2,426         3,133         3,643          50%         16%
                   15,753        20,423        21,759          38%          7%

Racks (at end of period)

eBusiness           2,376         2,774         2,858          20%          3%

Headcount (at end of period)

North Region        1,614         1,496         1,284         -20%        -14%
Central Region      1,764         1,537         1,490         -16%         -3%
South Region          962           937           917          -5%         -2%
eBusiness             666           481           455         -32%         -5%
Group/other           234           233           296          26%         27%
                    5,240         4,684         4,442          15%         -5%


North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and the United Kingdom. Central Region comprises Austria, Germany and Switzerland. South Region comprises France, Italy, Portugal and Spain.



FINANCIAL REVIEW

Turnover

Turnover increased from GBP246.8 million for the three months ended 31 March 2002 to GBP271.7 million for the three months ended 31 March 2003, an increase of GBP24.9 million or 10%. Turnover also benefited from the weakness of the British pound relative to the Euro; at constant exchange rate the growth over the first quarter 2002 was 3%. The increase in turnover was driven by continued demand for COLT's services from existing and new customers and new service introductions. However, the rates of growth have been affected by the slowdown in economic growth across Europe generally and reduced demand in some areas, particularly the wholesale market.

Turnover from switched network services increased from GBP152.1 million for the three months ended 31 March 2002 to GBP161.0 million for the three months ended 31 March 2003. For the three months ended 31 March 2003 compared to the equivalent period of 2002, average switched revenue per minute increased by 11% as a result of changes in mix and a more stable pricing environment. Carrier revenues represented 33% of total switched revenue for the three months ended 31 March 2003 compared with 35% for the comparable period in 2002 and 33% for the three months ended 31 December 2002. Total wholesale (carriers, resellers and ISPs) switched revenues represented 51% of total switched revenues for the three months ended 31 March 2003 compared with 54% in the equivalent period in 2002 and 51% in the three months ended 31 December 2002.

Turnover from non-switched services, increased from GBP93.8 million for the three months ended 31 March 2002 to GBP110.2 million for the three months ended 31 March 2003. Non-switched network services revenue increased from GBP80.7 million in the three months ended 31 March 2002 to GBP97.5 million in the equivalent period in 2003. eBusiness revenue decreased from GBP13.1 million for the three months ended 31 March 2002 to GBP12.7 million for the corresponding period in 2003 reflecting the impact of the mothballing of ISCs announced in February 2002. Growth in non-switched network services revenue reflected the growth in demand for local, national and international bandwidth services from retail customers, partially offset by circuit cancellations from selected carriers either exiting the market or rationalising their networks. The growth in non-switched network services revenue also reflects the growing success COLT is achieving in the provision of IPVPN services. At 31 March 2003 COLT had 21.8 million voice grade equivalent private wires in service, an increase of 38% compared to 31 March 2002. At 31 March 2003, COLT had 2,858 racks installed, an increase of 20% compared to 31 March 2002 and 1,586 eBusiness customers. Non-switched turnover from retail customers represented 75% of total non-switched turnover for the three months ended 31 March 2003 compared to 69% in the equivalent period in 2002.

Turnover from other activities was GBP0.5 million for the three months ended 31 March 2003 and GBP0.9 million for the equivalent period in 2002.

Cost of Sales

Cost of sales, before exceptional items, increased from GBP226.7 million for the three months ended 31 March 2002 to GBP228.9 million for the three months ended 31 March 2003, an increase of GBP2.2 million or 1.0%.

Interconnection and network costs, before exceptional items, increased from GBP176.1 million for the three months ended 31 March 2002 to GBP180.5 million for the three months ended 31 March 2003, as a result of the overall increase in business partially offset by the cost containment measures introduced during 2002.

Network depreciation decreased from GBP50.6 million for the three months ended 31 March 2002 to GBP48.5 million for the three months ended 31 March 2003. The decrease was primarily attributable to the impairment provisions recorded in September 2002, partially offset by further investment in fixed assets to support the growth in demand for services and new service developments.

For the three months ended 31 March 2002, an exceptional charge of GBP5.7 million was recognised for severance provisions related to the staff reduction programmes announced in February 2002. There were no exceptional charges for the three months ended 31 March 2003.

Operating Expenses

Operating expenses, before exceptional items, decreased from GBP75.4 million for the three months ended 31 March 2002 to GBP66.8 million for the comparable period in 2003.

Selling, general and administrative (SG&A) expenses, before exceptional items, decreased from GBP61.0 million for the three months ended 31 March 2002 to GBP57.2 million for the three months ended 31 March 2003 reflecting the cost containment measures introduced during 2002. SG&A before exceptional items as a proportion of turnover in the three months ended 31 March 2003 was 21.1% compared to 24.7% in the equivalent period of 2002.

Other depreciation and amortisation decreased from GBP14.4 million for the three months ended 31 March 2002 to GBP9.6 million in the comparable period in 2003 reflecting the effect of the impairment provisions recorded in September 2002 and other assets being fully depreciated.

For the three months ended 31 March 2002, an exceptional charge of GBP6.6 million was recognised for severance provisions related to the staff reduction programmes announced in February 2002. There were no exceptional charges for the three months ended 31 March 2003.

Interest Receivable, Interest Payable and Similar Charges

Interest receivable decreased from GBP10.3 million for the three months ended 31 March 2002 to GBP7.5 million for the three months ended 31 March 2003 due to reduced average balances of cash and investments in liquid resources and lower rates of return during the period.

Interest payable and similar charges decreased from GBP25.7 million for the three months ended 31 March 2002 to GBP22.4 million for the equivalent period in 2003. The decrease was due primarily to a reduction in debt levels reflecting the cumulative purchases of GBP343.1 million accreted amount of the Company's outstanding notes.

Interest payable and similar charges for the three months ended 31 March 2003 included: GBP8.6 million of interest and accretion on convertible debt; GBP13.2 million of interest and accretion on non-convertible debt; and GBP0.6 million of interest and unwinding of discounts on provisions. Interest payable and similar charges for the three months ended 31 March 2003 comprised GBP16.4 million and GBP6.0 million of interest and accretion, respectively.

Gain on Purchase of Debt

Gains arising on the purchase of debt for the three months ended 31 March 2003 were GBP0.3 million compared with GBP38.4 million in the equivalent period in 2002.

Exchange Gain (Loss)

For the three months ended 31 March 2003 COLT had exchange losses of GBP1.9 million compared with exchange losses of GBP3.2 million in the equivalent period in 2002. These losses were due primarily to movements in the British pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars.

Tax on Loss on Ordinary Activities

For the three months ended 31 March 2002 and 2003, COLT generated losses on ordinary activities of GBP47.8 million and GBP40.6 million, respectively and therefore did not incur a tax obligation.

Financial Needs and Resources

The costs associated with the initial installation and expansion of COLT's networks and services, including development, installation and initial operating expenses have resulted in negative cash flows. Capital expenditure in 2003 is estimated to be between GBP220 million and GBP270 million compared with GBP412.1 million in 2002. Negative cash flows are expected to continue until an adequate customer base and related revenue streams have been established.

Net cash inflow from operating activities was GBP25.9 million for the three months ended 31 March 2002 and GBP30.4 million for the three months ended 31 March 2003. Changes to cash flow from operations include the effect of the timing of stage billings and payments with telecommunications operators associated with the construction of the Company's inter-city network and the effects of movements in provisions. Net cash outflow from returns on investments and servicing of finance and from capital expenditure and financial investment decreased from GBP136.6 million in the three months ended 31 March 2002 to GBP42.8 million for the three months ended 31 March 2003.

The decrease in net cash outflow was primarily a result of reduced purchases of tangible fixed assets, which decreased from GBP139.1 million for the three months ended 31 March 2002 to GBP41.6 million for the equivalent period in 2003.

There were no proceeds from the exercise of options in the three months ended 31 March 2003, while proceeds of GBP0.1 million were raised during the three months ended 31 March 2002. COLT had balances of cash and investments in liquid resources at 31 March 2003 of GBP954.0 million compared to GBP934.9 million at 31 December 2002. The increase reflected foreign exchange translation gains.



                      Consolidated Profit and Loss Account

                                                Three months ended 31 March
                                      2002                 2002                       2002
                          Before Exceptional Items   Exceptional Items    After Exceptional Items
                                   GBP'000              GBP'000                    GBP'000
Turnover
Switched                           152,109                   --                    152,109
Non-switched                        93,823                   --                     93,823
Other                                  866                   --                        866
                                   246,798                   --                    246,798

Cost of sales
Interconnect and network          (176,054)              (5,680)                  (181,734)
Network depreciation               (50,616)                  --                    (50,616)
                                  (226,670)              (5,680)                  (232,350)

Gross profit (loss)                 20,128               (5,680)                    14,448

Operating expenses
Selling, general
and administrative                 (60,988)              (6,574)                   (67,562)
Other depreciation and
amortisation                       (14,429)                  --                    (14,429)
                                   (75,417)              (6,574)                   (81,991)

Operating loss                     (55,289)             (12,254)                   (67,543)

Other income (expense)
Interest receivable                 10,272                   --                     10,272
Gain on purchase of debt                --               38,409                     38,409
Interest payable
and similar charges                (25,703)                  --                    (25,703)
Exchange gain (loss)                (3,197)                  --                     (3,197)
                                   (18,628)              38,409                     19,781

Loss on ordinary
activities before taxation         (73,917)              26,155                    (47,762)
Taxation                                --                   --                         --
Loss for period                    (73,917)              26,155                    (47,762)
Basic and
diluted loss per share            GBP(0.05)             GBP0.02                   GBP(0.03)



                                                             Three months ended 31 March
                                      2003                 2003                       2003                       2003
                              Before Exceptional       Exceptional            After Exceptional          After Exceptional
                                     Items                Items                      Items                      Items
                                   GBP'000              GBP'000                    GBP'000                      $'000
Turnover
Switched                           160,951                   --                    160,951                    254,141
Non-switched                       110,248                   --                    110,248                    174,082
Other                                  521                   --                        521                        823
                                   271,720                   --                    271,720                    429,046

Cost of sales
Interconnect and network          (180,466)                  --                   (180,466)                  (284,956)
Network depreciation               (48,446)                  --                    (48,446)                   (76,496)
                                  (228,912)                  --                   (228,912)                  (361,452)

Gross profit (loss)                 42,808                   --                     42,808                     67,594

Operating expenses
Selling, general
and administrative                 (57,235)                  --                    (57,235)                   (90,374)
Other depreciation and
amortisation                        (9,594)                  --                     (9,594)                   (15,149)
                                   (66,829)                  --                    (66,829)                  (105,523)

Operating loss                     (24,021)                  --                    (24,021)                   (37,929)

Other income (expense)
Interest receivable                  7,471                   --                      7,471                     11,797
Gain on purchase of debt                --                  349                        349                        551
Interest payable
and similar charges                (22,444)                  --                     (22,444)                   (35,439)
Exchange gain (loss)                (1,936)                  --                     (1,936)                    (3,057)
                                   (16,909)                 349                    (16,560)                   (26,148)

Loss on ordinary
activities before taxation         (40,930)                 349                    (40,581)                   (64,077)
Taxation                                --                   --                         --                         --
Loss for period                    (40,930)                 349                    (40,581)                   (64,077)
Basic and
diluted loss per share            GBP(0.03)             GBP0.00                   GBP(0.03)                    $(0.04)



There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above, and their historical cost equivalents.

All of the Group's activities are continuing.

The basis on which this information has been prepared is described in Note 1 to these financial statements.




           Consolidated Statement of Total Recognised Gains and Losses

                                              Three months ended 31 March
                                        2002             2003             2003
                                     GBP'000          GBP'000            $'000

Loss for the period                  (47,762)         (40,581)         (64,077)
Exchange differences                    (596)          24,362           38,467
Total recognised losses              (48,358)         (16,219)         (25,610)





      Consolidated Reconciliation of Changes in Equity Shareholders' Funds

                                           Three months ended 31 March
                                    2002              2003               2003
                                 GBP'000           GBP'000              $'000

Loss for the period              (47,762)          (40,581)           (64,077)
Issue of share capital               110                --                 --
Shares to be issued                 (190)             (167)              (264)
Exchange difference                 (596)           24,362             38,467
Net changes in equity
shareholders' funds              (48,438)          (16,386)           (25,874)
Opening equity
shareholders' funds            1,624,359           955,010          1,507,961
Closing equity
shareholders' funds            1,575,921           938,624          1,482,087





                           Consolidated Balance Sheet
                               At 31 December 2002

                                                          At 31 March 2003
                                             GBP'000      GBP'000        $'000

Fixed assets
Intangible fixed assets (net)                 10,639       10,734       16,949
Tangible fixed assets (cost)               2,695,499    2,839,953    4,484,286
Accumulated depreciation                  (1,316,690)  (1,425,083)  (2,250,206)
Tangible fixed assets (net)                1,378,809    1,414,870    2,234,080
Investments in own shares                        206          206          325
Total fixed assets                         1,389,654    1,425,810    2,251,354

Current assets
Trade debtors                                189,788      196,543      310,342
Prepaid expenses and other
debtors                                       74,606       73,920      116,720
Investments in liquid
resources                                    889,590      907,581    1,433,070
Cash at bank and in hand                      45,292       46,389       73,248
Total current assets                       1,199,276    1,224,433    1,933,380

Total assets                               2,588,930    2,650,243    4,184,734

Capital and reserves
Called up share capital                       37,688       37,688       59,509
Share premium                              2,314,335    2,314,335    3,654,335
Merger reserve                                27,227       27,227       42,992
Shares to be issued                              454          287          453
Profit and loss account                   (1,424,694)  (1,440,913)  (2,275,202)
Equity shareholders' funds                   955,010      938,624    1,482,087

Provisions for liabilities and
charges                                       87,368       82,778      130,707

Creditors
Amounts falling due within one
year                                         352,653      366,270      578,340
Amounts falling due after more
than one year:
Convertible debt                             639,829      683,025    1,078,497
Non-convertible debt                         554,070      579,546      915,103
Total amounts falling due after
more than one year                         1,193,899    1,262,571    1,993,600
Total creditors                            1,546,552    1,628,841    2,571,940

Total liabilities, capital and
reserves                                   2,588,930    2,650,243    4,184,734





                        Consolidated Cash Flow Statement

                                                 Three months ended 31 March
                                                    2002       2003       2003
                                                 GBP'000    GBP'000      $'000

Net cash inflow from operating activities         25,872     30,364     47,945

Returns on investments and servicing of
finance
Interest received                                 10,687      7,508     11,855
Interest paid, finance costs and similar
charges                                           (8,211)    (8,649)   (13,657)
Net cash inflow (outflow) from returns on
investments and servicing of finance               2,476     (1,141)    (1,802)

Capital expenditure and financial investment
Purchase of tangible fixed assets               (139,053)   (41,629)   (65,732)
Net cash outflow from capital expenditure and
financial investment                            (139,053)   (41,629)   (65,732)

Management of liquid resources                   126,143     11,258     17,776

Financing
Issue of ordinary shares                             110         --         --
Issue (purchase) of non-convertible debt         (13,492)        --         --
Issue (purchase) of convertible debt             (23,386)      (424)      (669)
Net cash inflow (outflow) from financing         (36,768)      (424)      (669)

Increase (decrease) in cash                      (21,330)    (1,572)    (2,482)





                          Notes to Financial Statements


1. Basis of presentation and principal accounting policies

COLT Telecom Group plc ("COLT" or the "Company"), together with its subsidiaries, is referred to as the Group. Consolidated financial statements have been presented for the Company for the three months ended 31 March 2002 and 2003 and at 31 December 2002 and 31 March 2003.

The financial statements for the three months ended 31 March 2002 and 2003 are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. In the opinion of management, the financial statements for these periods reflect all the adjustments necessary to present fairly the financial position, results of operations and cash flows for the periods in conformity with U.K. generally accepted accounting principles. All adjustments, with the exception of the separately identified exceptional charges for the three months ended 31 March 2002 and 2003, were of a normal recurring nature. The Balance Sheet at 31 December 2002 has been extracted from the Group's audited statements for that period and does not constitute the Group's statutory accounts for that period.

Accounting policies and presentation applied are consistent with those applied in preparing the Group's financial statements for the year ended 31 December 2002.

Certain British pound amounts in the financial statements have been translated into U.S. dollars at 31 March 2003 and for the periods then ended at the rate of $1.5790 to the British pound, which was the noon buying rate in the City of New York for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank of New York on such date. Such translations should not be construed as representations that the British pound amounts have been or could be converted into U.S. dollars at that or any other rate.



                         Notes to Financial Statements


2. Segmental information

North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and UK. Central Region comprises Austria, Germany and Switzerland. South Region comprises France, Italy, Portugal and Spain.

Non-switched turnover in North, Central and South Regions includes managed and non-managed network services data and bandwidth services. Non-switched turnover in eBusiness segment includes hosting and professional services.

Wholesale turnover includes services to other telecommunications carriers, resellers and Internet service providers (ISPs). Retail turnover includes services to corporate and government accounts.

For the three months ended 31 March 2002 and 2003, turnover by region was as follows:


                                          Three months ended 31 March 2002
                North    Central Region   South Region   eBusiness      Total      Retail    Wholesale
               Region
               GBP'000          GBP'000        GBP'000     GBP'000    GBP'000      GBP'000     GBP'000
Switched        45,300           71,297         35,512          --    152,109       69,883      82,226
Non-switched    29,026           31,877         19,814      13,106     93,823       64,621      29,202
Other               37              761             68          --        866          437         429
       Total    74,363          103,935         55,394      13,106    246,798      134,941     111,857



                                          Three months ended 31 March 2003
                North    Central Region   South Region   eBusiness      Total      Retail    Wholesale
               Region
               GBP'000          GBP'000        GBP'000     GBP'000    GBP'000      GBP'000     GBP'000

Switched        49,913           73,489         37,549          --    160,951       79,575      81,376
Non-switched    36,561           36,156         24,830      12,701    110,248       83,037      27,211
Other               45              317            159          --        521          235         286
       Total    86,519          109,962         62,538      12,701    271,720      162,847     108,873



3. Profit (loss) per share

                                             Three months ended 31 March
                                                  2002        2003        2003
                                               GBP'000     GBP'000       $'000

Profit (loss) for period                       (47,762)    (40,581)    (64,077)

Weighted average of ordinary shares ('000)   1,507,083   1,507,503   1,507,503
Basic and diluted loss per share              GBP(0.03)   GBP(0.03)     $(0.04)




                         Notes to Financial Statements


4(a). Net cash inflow from operating activities

                                                Three months ended 31 March
                                                    2002       2003       2003
                                                 GBP'000    GBP'000      $'000

Operating loss                                   (67,543)   (24,021)   (37,929)
Depreciation, amortisation of fixed assets        65,045     58,040     91,645
Exchange differences                                 100        163        258
Decrease (increase) in debtors                    10,592      4,696      7,415
Increase (decrease) in creditors                   9,705       (238)      (376)
Movement in provision for liabilities and
charges                                            7,973     (8,276)   (13,068)
Net cash inflow from operating activities         25,872     30,364     47,945



4(b). EBITDA reconciliation

                                                  Three months ended 31 March
                                                 2002        2003        2003
                                              GBP'000     GBP'000       $'000

Net cash inflow from operating activities      25,872      30,364      47,945
Adjusted for:
Exchange differences                             (100)       (163)       (258)

Movement in debtors                           (10,592)     (4,696)     (7,415)
Movement in creditors                          (9,705)        238         376

Total working capital adjustments             (20,297)     (4,458)     (7,039)

Movement in provision
for liabilities and charges                    (7,973)      8,276      13,068

Add back
Exceptional interconnect and
Network charges                                 5,680          --          --
Exceptional selling and
Administrative charges                          6,574          --          --
EBITDA before exceptional items                 9,756      34,019      53,716


5. Changes in cash and investments in liquid resources

                                                   Three months ended 31 March
                                                  2002       2003         2003
                                               GBP'000    GBP'000        $'000

Beginning of period                          1,304,477    934,882    1,476,179
Net increase (decrease) in investments in
liquid resources before exchange differences  (126,143)   (11,258)     (17,776)
Effects of exchange differences in
investments in liquid resources                     47     29,249       46,183
Net increase (decrease) in cash before
exchange differences                           (21,330)    (1,572)      (2,482)
Effects of exchange differences in cash         (2,155)     2,669        4,214
End of period                                1,154,896    953,970    1,506,318




                         Notes to Financial Statements


6. Summary of differences between U.K. Generally Accepted Accounting Principles ("U.K. GAAP") and U.S. Generally Accepted Accounting Principles ("U.S. GAAP")

a. Effects of conforming to U.S. GAAP - impact on net loss

                                                Three Months ended 31 March
                                                  2002        2003        2003
                                               GBP'000     GBP'000       $'000

Loss for period:                               (47,762)    (40,581)    (64,077)
Adjustments:
Deferred compensation (i), (ii)                   (604)       (270)       (427)
Amortisation of intangibles (iii)                  247         521         823
Capitalised interest, net of depreciation (iv)   1,875        (912)     (1,440)
Profit on sale of IRUs (v)                         261         261         412
Warrants (vi)                                        4        (157)       (248)
Installation revenue (vii)                      (1,467)       (636)     (1,004)
Direct costs attributable to installation
revenue (vii)                                    1,467         636       1,004
Unrealised gain on forward foreign exchange
contracts (viii)                                   467          --          --
Impairment (ix)                                     --      (2,805)     (4,429)
Loss for period under U.S. GAAP                (45,512)    (43,943)    (69,386)
Weighted average of ordinary shares ('000)   1,507,083   1,507,503    1,507,503
Basic and diluted loss per share              GBP(0.03)   GBP(0.03)     $(0.05)



(i) On 3 July 2001 the Company completed the acquisition of Fitec. A total of 1,518,792 ordinary shares and 4.04 million Euros was paid at completion, with an additional 1.2 million Euros and 317,784 shares to be paid over the two year period ending June 2003, subject to certain conditions being met.

Under U.K. GAAP, the deferred shares and payments have been included in the purchase consideration. The excess purchase consideration over the fair value of assets and liabilities acquired is attributed to goodwill and is being amortised over its estimated economic life.

Under U.S. GAAP, these deferred shares and payments are excluded from the purchase consideration and recognised as compensation expense in the profit and loss accounts over the period in which the payments vest. The total compensation charge for the three months ended 31 March 2002 and 31 March 2003 was GBP0.4 million and GBP0.1 million, respectively.

(ii) The Company operates an Inland Revenue approved Savings-Related Share Option Scheme ("SAYE Scheme"). Under this scheme, options may be granted at a discount of up to 20%. Under U.K. GAAP no charge is taken in relation to the discount. Under U.S. GAAP, the difference between the market value of the shares on the date of grant and the price paid for the shares is charged as a compensation cost to the profit and loss account over the period over which the shares are earned.

During 2002 the Company adopted the provisions of EITF 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FIN 44". In accordance with this, an employers offer to enter into a new SAYE contract at a lower price causes variable accounting for all existing awards subject to the offer. Variable accounting commences for all existing awards when the offer is made, and of those awards that are retained by employees because the offer is declined, variable accounting continues until the award is exercised, are forfeited or expire unexercised. New awards are accounted for as variable to the extent that the previous, higher priced options are cancelled. The adoption of this guidance has not had a material effect on the compensation charge.

The total expected compensation cost is recorded within equity shareholders' funds as unearned compensation and additional paid in share capital, with unearned compensation being charged to the profit and loss account over the vesting period. The total compensation charge was GBP0.2 million for the three month periods ended 31 March 2002 and 2003.



                         Notes to Financial Statements

(iii) Under U.S. GAAP goodwill with indefinite useful lives is not amortised but is tested for impairment annually. Under U.K. GAAP goodwill is amortised on a straight line basis over its useful economic life.

At 30 September 2002, as set out in note (ix), the Company completed an impairment review of its reporting units. As a result the goodwill and other intangible assets attributable to Fitec were considered fully impaired and written off. These were also written off in full for U.K. GAAP purposes.

The Company had unamortised goodwill of GBP6.6 million at 1 January 2003, which is no longer amortised under U.S. GAAP but will be assessed for impairment annually. Amortisation expense related to goodwill, under U.K. GAAP, was GBP0.2 million and GBP0.5 million for the three months ended 31 March 2002 and 2003 respectively.


(iv) Adjustment to reflect interest amounts capitalised under U.S. GAAP, less depreciation for the period.


(v) The Company has concluded a number of infrastructure sales in the form of 20-year indefeasible rights-of-use ("IRU") with characteristics which qualify the transactions as outright sales under U.K. GAAP. Under U.S. GAAP, these sales are treated as 20-year operating leases. The adjustment reflects the recognition of revenue previously deferred.


(vi) The Company has received warrants from certain suppliers in the ordinary course of business. Under U.K. GAAP, warrants are treated as financial assets and recorded at the lower of cost or fair value. Under U.S. GAAP, the warrants are recorded at fair value with unrecognised gains and losses reflected in the profit and loss account. Hence for U.K. GAAP purposes the warrants have been recognised at nil.


(vii) In accordance with SAB 101 "Revenue Recognition in Financial Statements", for the three months ended 31 March 2002 and 2003, customer installation revenues together with attributable direct costs, up to the level of the associated revenue, are recognised over the expected customer relationship period. The relationship period for wholesale customers was reduced during the three months ended 30 June 2002. At 31 March 2003, the cumulative impact on net losses under SAB 101 was nil, representing cumulative deferred installation revenues of GBP57.0 million and costs of the same amount.


(viii) The Company entered into forward foreign exchange contracts for payments relating to its U.S. dollar denominated senior discount notes, a portion of which were purchased during the twelve months ended 31 December 2001 and 2002. The gain of GBP0.5 million for the three months ended 31 March 2002, represents the unrealised gain on that ineffective portion of the hedge attributable to the cumulative notes purchased as at 31 March 2002. There was no impact on profits for the three months ended 31 March 2003 as the forward foreign exchange contracts were cancelled in June 2002.


(ix) During the quarter ended 30 September 2002, the Company recorded charges of GBP443.8 million under U.S. GAAP to reflect the impairment of goodwill (see note iii), network and non-network fixed assets, resulting in a GAAP difference of GBP107.2 million. For the three months ended 31 March 2003 depreciation in the amount of GBP2.8 million was recorded in respect of the assets which had not been impaired for U.S. GAAP purposes.




                         Notes to Financial Statements

b. Effects of conforming to U.S. GAAP - impact on net equity

                                                             At 31 March 2003
                                                          GBP'000        $'000

Equity shareholders' funds for the Company
U.S. GAAP adjustments:                                    938,624    1,482,087
Adjustment for deferred compensation                      (10,024)     (15,828)
Unearned compensation                                      (1,262)      (1,993)
Additional paid in share capital                           11,286       17,821
Own shares held in trust (i)                                 (206)        (325)
Amortisation of intangibles                                 4,421        6,981
Shares to be issued                                           (62)         (98)
Warrants                                                      695        1,097
Impairment                                                101,585      160,403
Deferred profit on IRUs                                   (18,506)     (29,221)
Capitalised interest, net of depreciation                  40,048       63,236
Approximate equity shareholders' funds under U.S.
GAAP                                                    1,066,599    1,684,160



(i) Under U.K. GAAP, shares held by a QUEST, and similar employee share schemes, are recorded as fixed asset investments at cost less amounts written off. Under U.S. GAAP, these shares are recorded at historical cost in the balance sheet as a deduction from shareholders' funds. The adjustment reflects the net impact on U.S. GAAP equity after U.K. GAAP write-offs.


c. Effects of conforming to U.S. GAAP - stock options

At 31 March 2003 the Company had certain options outstanding under its Option Plan. As permitted by SFAS No.123, "Accounting for Stock-Based Compensation", the Company elected not to adopt the recognition provisions of the standard and to continue to apply the provisions of Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees," in accounting for its stock options and awards. Had compensation expense for stock options and awards been determined in accordance with SFAS No.123, the Company's loss for the three months ended 31 March 2003 would have been GBP48.1 million ($76.0 million).


d. New U.S. Accounting Standards

FAS 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets, was issued in July 2001. This standard is effective for the Group's fiscal year beginning 1 January 2003. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of tangible long-lived assets be capitalised into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by that standard. Management has adopted SFAS 143 in the consolidated financial statements and its impact is not material.

FASB Interpretation No. 46 ("FIN 46" or the "Interpretation"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51" was issued in January 2003. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. For any variable interest entities created after 31 January 2003, FIN 46 is effective immediately. This Interpretation will be effective for the Group's fiscal year beginning 1 January 2004. Management believes the adoption of FIN46 will have no impact on its consolidated financial statements.




Forward Looking Statements

This report contains "forward looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. The Company wishes to caution readers that any such forward looking statements are not guarantees of future performance and certain important factors could in the future affect the Company's actual results and could cause the Company's actual results for future periods to differ materially from those expressed in any forward looking statement made by or on behalf of the Company. These include, among others, the following: (i) any adverse change in the laws, regulations and policies governing the ownership of telecommunications licenses, (ii) the ability of the Company to expand and develop its networks in new markets, (iii) the Company's ability to manage its growth, (iv) the nature of the competition that the Company will encounter and (v) unforeseen operational or technical problems. The Company undertakes no obligation to release publicly the results of any revision to these forward looking statements that may be made to reflect errors or circumstances that occur after the date hereof.



Enquiries

COLT Telecom Group plc
John Doherty
Director Investor Relations
Email: jdoherty@colt.net
Tel: +44 (0) 20 7390 3681





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.


Date: April 24, 2003                                 COLT Telecom Group plc


                                                     By: ___Mark A. Jenkins___

                                                     Mark A. Jenkins
                                                     Company Secretary